Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S R E L E A S E

January 2, 2013

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 69,820,125

TAX CREDITS AND YABUCOA UPDATE

Vancouver, BC – January 2, 2013 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) announces an update to its 30 MW Yabucoa solar project located within the municipality of Yabucoa, Puerto Rico. Western Wind has provided revised civil and electrical drawings to the lender’s independent engineer for review. Western Wind changed the design to accommodate new inverters after the previous industry respected inverter vender entered into financial restructuring.

Western Wind is continuing to work with the Puerto Rico Electric Power Authority (“PREPA”) in meeting its new Minimum Technical Requirements for frequency regulation and power control.

The completion of these outstanding technical issues and subsequent financial close will significantly increase the valuation of the entire company, which is consistent to our previous July 30, 2012 news release indicating financial close of Yabucoa is an essential and important milestone needed for shareholders to receive the highest value in the sales process. Financial close will not happen before January 28, 2013 and therefore the current Brookfield bid does not reflect this significant milestone and achievement.

Page | 1

Tax Credits

For the monumental benefit of the entire US wind energy industry, including Western Wind, today the United States Congress approved a vital extension of the Production Tax Credit, the Investment Tax Credit and Bonus Depreciation. The Investment Tax Credit allows 30% of an entire wind project’s eligible capital cost to be claimed as a full tax credit to a US taxpayer. In the alternative, the Production Tax Credit allows a credit of 2.2 cents per kwh for 10 years of the project’s life, plus an inflation adjuster.

This is phenomenal news for the Western Wind shareholder, as all of our development assets must now be re-evaluated and appraised for their full development potential, as the new credits cover a wide variety of funding options.

Jeff Ciachurski, President of Western Wind Energy states “it is crystal clear to Western Wind shareholders, that the Brookfield bid price does not include Yabucoa nor did it ever include the assumption that the wind tax credits would ever been extended. Not only did Congress extend the Production Tax Credit, it also extended the Investment Tax Credit and Bonus Depreciation. In essence, US Treasury is paying for 30% of the capital costs of a wind project in the US. This amount is hugely significant and infers that the United States is still the No. 1 place in the world to be building, owning and operating wind and solar facilities. In countries outside of the US, the shareholders have to dilute themselves by paying for 30% of a wind or solar project(s) capital costs by way of cash equity contribution. This celebrated move by the United States Congress adds deep value to our development pipeline.”

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is an independent vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity operating in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

Western Wind owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge, both in Tehachapi, and the 30MW Mesa facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

Page | 2

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered “forward-looking statements, such as references to the intended sale of Western Wind and its assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the value of a potential sale of the Company based on expressions of interest received from auction participants, alternative sales discussions with third parties and potential transactions resulting from such discussions. The forward-looking statements included in this press release are based on reasonable assumptions, including that the expressions of interest and discussions with third parties may result in a higher potential sales price and that the Company will be able to successfully negotiate and complete a sale with a third party. Factors that may cause results to vary from anticipations include the risk that the Company may not be able to successfully negotiate a sale on terms more favourable than pursuant to the Offer and even if it is able to negotiate such a sale, that may not be able to satisfy applicable conditions, including receipt of requisite approvals, or complete the transaction. Although Western Wind believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future outcomes and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind's management on the date the statements are made. Western Wind undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.

Page | 3